Mail Stop 3561

June 30, 2008

Mr. John D. Clagg
 Chief Financial Officer
YTB INTERNATIONAL, INC.
1901 East Edwardsville Road
Wood River, Illinois 62095

> **Re: YTB International, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-18412**

Dear Mr. Clagg:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB (Fiscal Year Ended December 31, 2007)

Management's Discussion and Analysis

Results of Operations, page 12

1.   See the table of active RTAs as of the conclusion of each year on page 13. Please expand to disclose the weighted-average number of paying RTAs during each period and the number of RTAs or websites that were deactivated or eliminated during the period. We note you disclose the number of RTAs site sales during the period. Also, discuss here or in the business section the ways in which RTAs or websites become deactivated or inactive during the period.

2.   Please discuss the churn in your RTAs and how it affects your business and results of operations, given your twelve month average lifespan during which RTAs remain with the company.

3.   Please revise your results of operations to separately quantify and discuss each significant component of revenue, such as online travel store sales revenue, monthly web hosting fee revenue, and override commissions earned from travel providers.

4.   We note that travel booking commissions increased 178.3% while the aggregate retail value of all travel services booked by your RTAs increased 83.7%. Please tell us, and revise to disclose, why booking commissions increased to a significantly greater degree than did the retail value of travel services booked by your RTAs.

Liquidity and Capital Resources, page 16

5.   See the first paragraph under this heading. Please state whether or not you have any available credit facilities and whether or not officers, directors or shareholders have provided you with financial commitments in the form of loans, advances or credit facilities.

6.   We believe the table of contractual obligations and other commitments on page 18 should be expanded to disclose the amount of scheduled interest payments. Interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Financial Statements

Consolidated Statements of Operations, page F-3

7.	It appears from your consolidated statements of operations that amounts earned by you from Reps and RTAs include online travel store sales and monthly fees, training programs and marketing materials, and other revenues and that amounts earned by Reps and RTAs include marketing commissions and travel commissions. In this regard, it appears that amounts earned by you from Reps and RTAs exceed amounts earned by the Reps and RTAs themselves. Please revise your MD&A in future Form 10-Qs and Form 10-Ks to discuss whether this is a trend that you expect will continue. In addition, with your transition to the full reporting requirements of Forms 10-Q and 10-K, you will be required to begin disclosing risk factors in your next Form 10-K. Please ensure that your risk factors include a prominent discussion of the risk that a business model in which you earn more from Reps and RTAs than they earn from you may not be sustainable, to the extent that is the case. Please provide us with your intended disclosures.

Consolidated Statements of Cash Flows, page F-5

8.	We note that a portion of your restricted cash relates to amounts withheld by credit card processors. Paragraph 14 of SFAS 95 requires cash receipts and payments to be classified based on whether they result from investing, financing, or operating activities. Therefore, restrictions on cash should not automatically result in presentation outside of the operating activities section of the cash flow statement, unless the cash flow actually results from an investing or financing activity as described in SFAS 95. It appears that both the receipts and payments of the restricted cash related to amounts withheld by credit card processors result from operating activities. Therefore, it appears these receipts and payments should be classified as operating activities in your statements of cash flows rather than as financing activities. Please revise as appropriate.

Note 2. Summary of Significant Accounting Policies

Notes Receivable, page F-9

9.	Please tell us, and revise the business section of your filing to disclose, why you make loans to Reps.

Marketing Compensation Plan, page F-11

10.	We note from your revenue recognition policy that you recognize revenue from up-front fees received from new travel website sales as income over a twelve-month period and from monthly web hosting fees in the month the services are provided. We also note your disclosure in your marketing compensation plan policy that commission costs are capitalized and recognized in proportion to the related revenue. Please clarify for us, and

in your disclosure, whether commissions related to monthly web hosting fees are
capitalized and deferred.

Note 15. Common Stock Reclassification, page F-20

11.   We note that you effected a stock split pursuant to which stockholders received one share
        of Class A and two shares of Class B common stock for each share of old common stock.
        Please tell us, and revise to disclose, the business purpose of this stock split and the
        differences between Class A and Class B shares.

Note 18. Related Party Transactions, page F-25

12.   If applicable and to the extent material, please disclose the amount of marketing
        commissions and travel commissions, if any, paid to company employees or directors.

Note 19. Segment Information, page F-28

13.   Your current discussion in MD&A does not provide for a clear understanding that you
        have two separate reportable business segments, but rather provides for discussion of
        results of operations on a consolidated company basis. Please revise to also discuss on a
        segmental basis. Please also define how "segment profit (loss)" is computed and state, if
        true, that this is the measure used by the chief operating decision maker in allocating
        resources to and assessing performance of the segments.

Form 10-Q (Quarter Ended March 31, 2008)

Consolidated Statements of Operations, page 3

14.   Please reclassify the line item "Gain (loss) on sale of assets," as a component of
        "Operating Expenses" within the statements of operations. Reference is made to
        paragraph 45 of SFAS No. 144.

Note 5. Inventory, page 10

15.   Refer to the tabular line item "Cruise cabin inventory." Please tell us how this amount
        was determined. Your response should also address how the amounts in the narrative
        paragraph under the table are related in the computation of the ending balance of "cruise
        cabin inventory."

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Mr. Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief